Supertel Hospitality, Inc.

1800 West Pasewalk Avenue, Suite 200

Norfolk, Nebraska 68701

June 12, 2012

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Supertel Hospitality, Inc.

Registration Statement on Form S-3

Filed March 30, 2012

File No. 333-180479

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Supertel Hospitality, Inc. (the “Company”) hereby requests that the effective date of its registration statement on Form S-3 be accelerated so that such registration statement will become effective at 4:00 p.m., Eastern time, Thursday, June 14, 2012, or as soon thereafter as is practicable.

In connection with this request, the Company hereby acknowledges that:

•

should the U.S. Securities and Exchange Commission (the “Commission”) or the Commission staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

SUPERTEL HOSPITALITY, INC.

By:	/s/ Corrine L. Scarpello
Name:	Corrine L. Scarpello
Title:	Chief Financial Officer

cc:	Jennifer Gowetski, Senior Counsel,

Division of Corporation Finance, Securities

and Exchange Commission

Guy Lawson

McGrath North Mullin & Kratz, PC LLO